JWTT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash and cash equivalents	$	90,556
Clearing deposits		659,368
Receivables from clearing organization		127,109
Securities owned, at current market value		14,386,875
Securities owned, not readily marketable		311,150
Lease right-of-use asset		12,324
Prepayments, Fixed Assets and Other Assets		23,120
Total Assets	$	15,610,502

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to clearing organization	$	648,130
Accounts payable		36,231
Accrued liabilities		12,704
Securities sold, not yet purchased		4,324,481
Subordinated loan, revolving		-
Lease liability		14,073
Loan payable		75,000
Total Liabilities		5,110,619

STOCKHOLDERS' EQUITY

Common Stock		3,000,000
Retained earnings		7,499,883
Total Stockholders' Equity		10,499,883
Total Liabilities and Stockholders' Equity	$	15,610,502